

Northrop Grumman
Fourth Quarter and Full Year 2010
Earnings Call

February 9, 2011

Wes Bush
Chief Executive Officer and President

Jim Palmer
Corporate Vice President and Chief Financial Officer



Forward Looking Statements



This presentation contains "forward-looking" statements or projections based on our current expectations. Forward-looking statements are based on management's assumptions and assessments in light of past experience and trends, current economic and industry conditions, expected future developments and other relevant factors. These statements are not guarantees of future performance and are subject to risks and uncertainties. Actual results may differ materially from the information presented due to: the availability of government funding and budgetary constraints; the ability to retain current contracts and secure new contracts; the future impact of acquisitions, divestitures or joint ventures, including the anticipated spin-off of our shipbuilding business; the ability to comply with extensive government regulation; the impact of competition; global economic conditions; the risk that actual pension returns, discount rates or other actuarial assumptions are significantly different than the Company assumes; the outcome of legal proceedings and other factors. Northrop Grumman does not have any obligation to update forward-looking statements to reflect new developments. Our Form 10-K and other filings with the Securities and Exchange Commission contain more information on the types of risks and other factors that could adversely affect these statements.

This presentation also contains non-GAAP financial measures. A GAAP reconciliation of Northrop Grumman's use of these financial measures is included in this presentation.

CEO Highlights

- Strong 4Q and full year 2010 performance

- 2010 diluted EPS from continuing operations of $6.77

- 3% sales growth

- 24% increase in operating income

- $3.1B cash provided by operations before discretionary pension contribution

- $2.3B free cash flow before discretionary pension contribution

- 2011 EPS guidance (excludes Shipbuilding): $6.40 - $6.60

2011 Guidance
Excluding Shipbuilding



	2011 Guidance Excluding Shipbuilding
Sales	~$27.5B*
Segment operating margin %[1]	Mid-10%
Operating margin rate	~11%
EPS from continuing operations	$6.40 -- $6.60
Cash provided by continuing operations	$ 2.3 -- $2.7B**
Free cash flow from continuing operations[1]	$1.7 -- $2.0B**

(1) *Non-GAAP metric as defined and reconciled in the Appendix of this presentation*

* *Sales guidance reflects the decision to reduce Northrop Grumman's role and participation in the Nevada Test Site Joint Venture. Beginning in 2011 the company will no longer consolidate for the Joint Venture revenue. Northrop Grumman 2010 revenues for the Nevada Test Site Joint Venture were approximately $600M.*

* * *Before discretionary pension contributions*

2011 Sector Guidance Summary



Sector	Sales	OM Rate %
Aerospace Systems	Relatively stable	~11%
Electronic Systems	Relatively stable	~13%
Information Systems	Low single digit growth	~9%
Technical Services	~$2.5B	~8%

2010 To 2011 Guidance Bridge
Excluding Shipbuilding



2010 EPS from continuing operations	**$6.77**
Estimated Shipbuilding contribution	~(0.50)
Tax settlement	(0.98)
Costs related to the debt tender	0.49
2010 Adjusted EPS [1]	**$5.78**
Change in net FAS/CAS pension	0.77
Lower interest expense	0.12
Tax rate	(0.12)
All other	(0.15) – 0.05
2011 EPS from continuing operations	**$6.40 to $6.60**

(1) *Non-GAAP metric as defined in the Appendix of this presentation and reconciled above.*

Appendix

Non-GAAP Financial Measures



Non-GAAP Financial Measures Disclosure: Today's press release contains non-GAAP (accounting principles generally accepted in the United States of America) financial measures, as defined by SEC (Securities and Exchange Commission) Regulation G and indicated by a footnote in the text of the release. While we believe that these non-GAAP financial measures may be useful in evaluating Northrop Grumman's financial information, they should be considered as supplemental in nature and not as a substitute for financial information prepared in accordance with GAAP. Definitions are provided for the non-GAAP measures and reconciliations are provided in the body of the release and in attached schedules. Other companies may define these measures differently or may utilize different non-GAAP measures.

Cash provided by continuing operations before discretionary pension contributions: Cash provided by continuing operations before the after-tax impact of discretionary pension contributions. Cash provided by continuing operations before discretionary pension contributions has been provided for consistency and comparability of 2010 and 2009 financial performance.

Free cash flow from continuing operations: Cash provided by continuing operations less capital expenditures and outsourcing contract and related software costs. We use free cash flow from continuing operations as a key factor in our planning for and consideration of strategic acquisitions, stock repurchases and the payment of dividends. This measure should not be considered in isolation, as a measure of residual cash flow available for discretionary purposes, or as an alternative to operating results presented in accordance with GAAP.

Free cash flow from continuing operations before discretionary pension contributions: Free cash flow from continuing operations before the after-tax impact of discretionary pension contributions. We use free cash flow from continuing operations before discretionary pension contributions as a key factor in our planning for and consideration of strategic acquisitions, stock repurchases and the payment of dividends. This measure should not be considered in isolation, as a measure of residual cash flow available for discretionary purposes, or as an alternative to operating results presented in accordance with GAAP.

Segment operating margin %: Segment operating income, divided by sales. Segment operating income is defined as total earnings from our five segments including allocated pension expense recognized under CAS. Reconciling items to operating income are unallocated corporate expenses, which include management and administration, legal, environmental, certain compensation and retiree benefits, and other expenses; net pension adjustment; and reversal of royalty income included in segment operating income.

2010 Adjusted EPS: Earnings per share from continuing operations adjusted for Shipbuilding's estimated 2010 after-tax operating income (adjusted for FAS/CAS pension and OPEB expenses, external interest expenses and transaction-related expense), $296 million tax benefit in Q2 2010, and $231 million pre-tax charge for costs related to the debt tender in Q4 2010.

Non-GAAP Reconciliations

Cash provided by continuing operations before discretionary pension contributions

($ millions)	Fourth Quarter		Total Year	
	2010	2009	2010	2009
Cash provided by continuing operations	$ 1,387	$ 973	$ 2,453	$ 2,031
Discretionary pension pre-funding impact, net of tax	264	(141)	605	462
Cash provided by continuing operations before discretionary pension contributions	$ 1,651	$ 832	$ 3,058	$ 2,493

Free cash flow from continuing operations before discretionary pension contributions

($ millions)	Fourth Quarter		Total Year	
	2010	2009	2010	2009
Cash provided by continuing operations	$ 1,387	$ 973	$ 2,453	$ 2,031
Capital expenditures	(372)	(218)	(770)	(654)
Outsourcing contract & related software costs	(1)	(10)	(6)	(68)
Free cash flow from continuing operations	$ 1,014	$ 745	$ 1,677	$ 1,309
Discretionary pension pre-funding impact, net of tax	264	(141)	605	462
Free cash flow from continuing operations before discretionary pension contributions	$ 1,278	$ 604	$ 2,282	$ 1,771